Form 40-F
period 2011-06-30
STUDENT TRANSPORTATION INC.
filed 2011-09-28
CIK 1419465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

Commission File Number: 001-35233

STUDENT TRANSPORTATION INC.

(Exact name of registrant as specified in its charter)

Ontario	4151	n/a
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

160 Saunders Road, Unit 6

Barrie, Ontario, Canada L4N 9A4

(Address and telephone number of Registrant’s Principal Executive Offices)

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Student Transportation Inc.

3349 Highway 138

Building B, Suite D

Wall, New Jersey 07719

(732) 280-4200

(Name, address, including zip code, and telephone number, including area code,

of agent for service in the United States)

Copy to:

Barry L. Fischer, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, Illinois 60603

Telephone: (312) 580-2233

Facsimile: (312) 782-1998

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange
The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 61,786,868 Common Shares outstanding as at June 30, 2011.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    82-                No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

EXPLANATORY NOTE

Student Transportation Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its Annual Report on Form 40-F (this “Annual Report”) pursuant to the multi-jurisdictional disclosure system of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the documents incorporated herein by reference, are “forward looking statements,” which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2011, which is filed as Exhibit 99.1 to this Annual Report. Although the forward looking statements contained in this Annual Report are based on what the Registrant believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.

The Registrant’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such exhibits. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Registrant assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Annual Report, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), the Registrant is permitted to incorporate by reference into this Annual Report financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to the Registrant for the years ended June 30, 2011 and 2010 are set forth in the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles, incorporated by reference as Exhibit 99.10 to this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form. The Registrant’s Annual Information Form for the fiscal year ended June 30, 2011 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Financial Statements. The Registrant’s consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant’s financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. The reconciliation of the Registrant’s audited consolidated financial statements to US GAAP is included as Exhibit 99.10 to this Annual Report on Form 40-F and reconciles the important differences between Canadian and US GAAP, and is incorporated by reference herein.

C.	Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Registrant’s Management Discussion and Analysis of Financial Condition and Results of Operations for the twelve month period ended June 30, 2011 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended June 30, 2011, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer.

Based upon the evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Registrant’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended June 30, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George Rossi, Irving Gerstein, David Scopelliti and Victor Wells.

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s Board of Directors has determined that George Rossi, Irving Gerstein, David Scopelliti and Victor Wells, all members of the Registrant’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B in Form 40-F) and are each “independent” (as such term is defined in the rules of The NASDAQ Stock Market (“NASDAQ”)), in accordance with the director independence standards of the NASDAQ.

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

CODE OF ETHICS

The Issuer has adopted a Code of Ethics (the “Code”) (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), that applies to all directors, officers and employees of the Issuer, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the Code is posted on the Issuer’s website at www.ridesta.com. Any amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted to the Issuer’s website within five business days of any amendment or waiver to the Code and shall be provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has entered into operating leases in the ordinary course of its business to finance certain school vehicles and to lease certain facilities under non-cancelable operating leases. These arrangements are disclosed in Note 16 of the Company’s Audited Annual Financial Statements for the years ended June 30, 2011 and 2010; and the sections entitled “General—Managed and Leased Fleet Business,” “Liquidity and Capital Resources,” and “Commitments and Contractual Obligations,” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2011, incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at June 30, 2011, are summarized as follows:

	Payments Due by Period (000’s)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debt Obligations	251,310	47,125	20,820	115,865	67,500
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	54,174	15,644	21,048	12,150	5,332
Purchase Obligations	—	—	—	—	—
Other Long Term Liabilities reflected on Balance Sheet under Canadian GAAP	6,601	3,890	1,870	140	701

Total	312,085	66,659	43,738	128,155	73,533

See also Note 13 and 16 of the Company’s Audited Financial Statements for the years ended June 30, 2011 and 2010, incorporated by reference as Exhibit 99.2 to this Registration Statement.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and Chief Financial Officer

Date:	September 28, 2011

EXHIBIT INDEX

Exhibit No.

99.1	Annual Information Form for the year ended June 30, 2011

99.2	Audited Annual Financial Statements for the years ended June 30, 2011 and 2010

99.3	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2011

99.4	Indenture for the Registrant’s 6.25% Convertible Subordinated Unsecured Debentures due June 30, 2018, dated as of June 7, 2011 (incorporated by reference to Exhibit 4.1 to the Form 6-K for the month of September, 2011)

99.5	News release dated July 14, 2011

99.6	Notice of the meeting and record date dated August 23, 2011

99.7	News release dated September 14, 2011

99.8	News release dated September 15, 2011

99.9	News release dated September 22, 2011

99.10	Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles

99.11	Consent of Ernst & Young LLP

99.12	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002