Form 40-F/A
period 2012-06-30
STUDENT TRANSPORTATION INC.
filed 2012-10-29
CIK 1419465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

    Yes  ☒                           No  ☐

EXPLANATORY NOTE

Student Transportation Inc. (the “Registrant”) is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated September 28, 2012 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s timely filed Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

No other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F and does not reflect events that may have occurred subsequent to such filing or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and Chief Financial Officer

Date:	October 29, 2012

EXHIBIT INDEX

Exhibit No.

99.1*	Annual Information Form for the year ended June 30, 2012

99.2*	Audited Annual Financial Statements for the years ended June 30, 2012 and 2011

99.3*	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2012

99.4*	Consent of Ernst & Young LLP

99.5*	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6*	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9*	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)

99.10*	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)

101	Interactive Data File

*	Previously filed.