Form 40-F
period 2013-06-30
STUDENT TRANSPORTATION INC.
filed 2013-09-23
CIK 1419465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 81,358,291 Common Shares outstanding as at June 30, 2013.

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

Student Transportation Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its Annual Report on Form 40-F (this “Annual Report”) pursuant to the multi-jurisdictional disclosure system of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a123 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the documents incorporated herein by reference, are “forward looking statements,” which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2013, which is filed as Exhibit 99.1 to this Annual Report. Although the forward looking statements contained in this Annual Report are based on what the Registrant believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form. The Registrant’s Annual Information Form for the fiscal year ended June 30, 2013 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Financial Statements. The Registrant’s consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles

C.	Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Registrant’s Management Discussion and Analysis of Financial Condition and Results of Operations for the twelve month period ended June 30, 2013 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended June 30, 2013, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of theTreadway Commission (“COSO”). Based on this evalution, management concluded that the Company’s internal control over financial reporting was effective as of June 30, 2013.

As an “emerging growth company”, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended June 30, 2013, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George Rossi, Irving Gerstein, David Scopelliti and Victor Wells.

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has entered into operating leases in the ordinary course of its business to finance certain school vehicles and to lease certain facilities under non-cancelable operating leases. These arrangements are disclosed in Note 15 of the Company’s Audited Annual Financial Statements for the years ended June 30, 2013 and 2012; and the sections entitled “General—Managed and Leased Fleet Business,” “Liquidity and Capital Resources,” and “Commitments and Contractual Obligations,” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2013, incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as of June 30, 2013, are summarized as follows:

	Payments Due by Period (000’s)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debt Obligations	220,244	—	82,538	137,706	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	84,323	24,492	37,526	18,585	3,720
Purchase Obligations	—	—	—	—	—
Other Long Term Liabilities reflected on Balance Sheet	12,033	6,076	2,518	835	2,604

Total	316,600	30,568	122,582	157,126	6,324

See also Notes 7, 8, 13 and 15 of the Company’s Audited Financial Statements for the years ended June 30, 2013 and 2012, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

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

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and Chief Financial Officer

Date:	September 23, 2013

EXHIBIT INDEX

Exhibit No.

99.1	Annual Information Form for the year ended June 30, 2013

99.2	Audited Annual Financial Statements for the years ended June 30, 2013 and 2012

99.3	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2013

99.4	Consent of Ernst & Young LLP

99.5	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Form 52-109F1 Certificate of Annual Filing (Chief Executive Officer)

99.10	Form 52-109F1 Certificate of Annual Filing (Chief Financial Officer)

101	Interactive Data File