Form 40-F
period 2017-06-30
STUDENT TRANSPORTATION INC.
filed 2017-09-28
CIK 1419465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 94,631,743 Common Shares outstanding as of June 30, 2017.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the documents incorporated herein by reference, are “forward-looking statements,” which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Report. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2017, which is filed as Exhibit 99.1 to this Annual Report. Although the forward-looking statements contained in this Annual Report are based on what the Registrant believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form. The Registrant’s Annual Information Form for the fiscal year ended June 30, 2017 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Financial Statements. The Registrant’s consolidated audited annual financial statements, including management’s report on internal control over financial reporting, the report of the independent registered public accounting firm with respect thereto and the report of the independent registered public accounting firm on internal control over financial reporting, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles.

C.	Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Registrant’s Management Discussion and Analysis of Financial Condition and Results of Operations for the twelve-month period ended June 30, 2017 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended June 30, 2017, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. The results of this evaluation are found on page 2 of the Annual Financial Statements, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s report on internal control over financial reporting is found on page 2 of the Annual Financial Statements, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP’s attestation report on the Company’s internal control over financial reporting is found on page 3 of the Annual Financial Statements, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

A discussion of changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting is found on page 2 of the Annual Financial Statements, incorporated by reference as Exhibit 99.2 to his Annual Report on Form 40-F.

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George Rossi, Irving Gerstein, David Scopelliti and Victor Wells.

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s Board of Directors has determined that George Rossi, Irving Gerstein, David Scopelliti and Victor Wells, all members of the Registrant’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are each “independent” (as such term is defined in the rules of The NASDAQ Stock Market (the “Nasdaq”)), in accordance with the director independence standards of the Nasdaq.

Further information regarding the Registrant’s audit committee can be found in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics (the “Code”) (as such term is defined in paragraph 9(b) of General Instruction B to Form 40-F), that applies to all directors, officers and employees of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the Code is posted on the Registrant’s website at www.ridesta.com. Any amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted to the Registrant’s website within five business days of any amendment or waiver to the Code and shall be provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” in the Audit Committee and Auditor’s Fees section of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has entered into operating leases in the ordinary course of its business to finance certain school vehicles and to lease certain facilities under non-cancelable operating leases. These arrangements are disclosed in Note 14 of the Company’s Audited Annual Financial Statements for the years ended June 30, 2017 and 2016; and the sections entitled “General – Managed and Leased Fleet Business,” “Liquidity and Capital Resources,” and “Commitments and Contractual Obligations,” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2017, incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as of June 30, 2017, are summarized as follows:

	Payments Due by Period (Thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debt Obligations	$295,383	$—	$57,795	$237,588	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	174,495	55,972	82,452	33,920	2,151
Purchase Obligations	—	—	—	—	—
Other Long Term Liabilities reflected on Balance Sheet	1,875	—	—	—	1,875
Total	$471,753	$55,972	$140,247	$271,508	$4,026

See also Notes 7,8 and 14 to of the Company’s Audited Financial Statements for the years ended June 30, 2017 and 2016, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

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

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and Chief Financial Officer

Date:	September 28, 2017

EXHIBIT INDEX

Exhibit No.

99.1	Annual Information Form for the year ended June 30, 2017

99.2	Audited Annual Financial Statements for the years ended June 30, 2017 and 2016

99.3	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2017

99.4	Consent of Ernst & Young LLP

99.5	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)

99.10	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)

99.11	Student Transportation Inc. Performance Share Grant Plan

101	Interactive Data File